Exhibit 99.12

Total announces its interim dividend for the third quarter 2014

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Martin DEFFONTAINES

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Karine KACZKA

Magali PAILHE

Tel.: + 44 (0)207 719 7962

Fax: + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel.: +1 713-483-5070

Fax: +1 713-483-5629

TOTAL S.A.

Capital: 5 945 861 837,50 €

542 051 180 R.C.S. Nanterre

www.total.com

Paris, October 29, 2014 – The Board of Directors of Total approved a third quarter 2014 interim dividend of 0.61 euros per share. This interim dividend, increased by 3.4% compared to the third quarter 2013, is payable in euros according to the following timetable:
Ex-dividend date	March 23, 2015
Record date	March 24, 2015
Payment date	March 25, 2015
American Depositary Receipts (“ADRs”) will receive the third quarter 2014 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:
Ex-dividend date	March 18, 2015
Record date	March 20, 2015
Payment date	April 15, 2015

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

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About Total
Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com